

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 8, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Schwab Strategic Trust, under the Exchange Act of 1934.

- Schwab® 1-5 Year Corporate Bond ETF
- Schwab® 5-10 Year Corporate Bond ETF
- Schwab® Long-Term U.S. Treasury ETF

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.